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NEUBERGER BERMAN CLOSED-END FUNDS ANNOUNCE

TENDER OFFERS AND TENDER OFFER PROGRAMS

NEW YORK, February 6, 2009 — The Boards of Directors/Trustees (each, a “Board”) of Neuberger Berman California Intermediate Municipal Fund Inc. (AMEX: NBW), Neuberger Berman Dividend Advantage Fund Inc. (AMEX: NDD), Neuberger Berman High Yield Strategies Fund (formerly, Lehman Brothers/First Trust Income Opportunity Fund) (NYSE: NHS), Neuberger Berman Income Opportunity Fund Inc. (AMEX: NOX), Neuberger Berman Intermediate Municipal Fund Inc. (AMEX: NBH), Neuberger Berman New York Intermediate Municipal Fund Inc. (AMEX: NBO) and Neuberger Berman Real Estate Securities Income Fund Inc. (AMEX: NRO) (each, a “Fund” and collectively, the “Funds”) have announced that each Fund will conduct a tender offer for 10% of its outstanding common shares at a price equal to 98% of its net asset value per share (“NAV”) determined on the day the tender offer expires. The dates on which the tender offers will commence have not yet been determined.

In addition to the initial tender offers described above, each Board has authorized a semi-annual tender offer program (each, a “tender offer program” or “program”) consisting of up to four tender offers over a two-year period. Under each program, if a Fund’s common shares trade an at average daily discount to NAV of greater than 10% during a 12-week measurement period, the Fund will conduct a tender offer for between 5% and 20% of its outstanding common shares at a price equal to 98% of its NAV determined on the day the tender offer expires.

Each Board will determine the measurement periods for its Fund, although currently it is anticipated that the first measurement period for each Fund will begin in the third quarter of 2009 and the three subsequent measurement periods will follow semi-annually. If a Fund’s common shares trade at an average daily discount to NAV during a measurement period that is greater than 10%, its Board will determine the maximum size of the tender offer. In making that determination, the Board will consider, among other things, the then-current market conditions and outlook for the Fund’s portfolio securities, sectors and asset classes, the size of the average daily discount, the potential impact of a tender offer at different levels on the Fund’s expense ratio, the potential tax consequences of the tender offer on the Fund and non-tendering shareholders, shareholders’ potential need for added liquidity and the potential impact on the Fund as a whole. Each Board believes that by retaining discretion over the maximum size of the tender offers it can more appropriately exercise its fiduciary duties and consider the best interests of the Fund and all shareholders in light of the then-current market conditions. Each Board retains the ability, consistent with its fiduciary duty, to opt out of its tender offer program should circumstances arise that would cause a material negative effect on the Fund or its shareholders.

In approving the tender offers and the tender offer programs, the Boards considered that the tender offers could enable shareholders to tender a portion of their shares at a price that is greater than what they could realize in the secondary market at that time. Additionally, the Boards considered that the tender offers and tender offer programs would increase liquidity for common shareholders, may have a marginally accretive impact to NAV for common shareholders who remain invested and may assist in narrowing the discount to NAV at which common shares trade at certain times. There can be no assurance that the tender offers or tender offer programs will cause the discount at which the Funds’ common shares trade to narrow or that the common shares will trade at a price equal to their NAV. Likewise, there can be no assurance that a Fund’s initial tender offer and tender offer program would not negatively affect its earnings per share. The Boards also considered the potential negative effects tender offers might have on the Funds’ expense ratios and on the amount of leverage the Funds can maintain. Additionally, the Boards considered what effect the tender offers may have on management of the Funds’ portfolios.

To offset some of the expenses associated with the tender offer programs, Neuberger Berman Management LLC (“NB Management”), the Funds’ investment manager, has agreed to extend the fee waivers currently in place for each Fund other than NHS. In addition, although NB Management does not currently waive any portion of its fees for NHS, in connection with the tender offers, it will implement a new voluntary waiver of 0.05% (5 basis points) of its fees. NB Management believes that the voluntary expense waivers will provide an additional benefit to common shareholders who remain invested in a Fund by keeping expenses lower than they otherwise would have been and by mitigating some increases in expenses that may result from a decrease in a Fund’s size due to its tender offers.

The tender offers and the tender offer programs are the latest in a series of steps taken by the Boards and NB Management to address the discount at which Fund common shares have typically traded. The Boards will continue their comprehensive review of potential actions that may benefit the Funds and their shareholders.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund. The Funds have not commenced the tender offers described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Shareholders of each Fund should read the relevant offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available, as they will contain important information about the tender offers.

Neuberger Berman Management LLC, the Funds’ investment manager, is a subsidiary of Neuberger Berman Holdings LLC, an investment advisory company serving individuals, families, and taxable and non-taxable institutions with a broad range of investment products, services and strategies. Neuberger Berman engages in wealth management services including private asset management, mutual funds, institutional management and alternative investments. For further information about Neuberger Berman please visit www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of a Fund’s investment adviser to attract or retain key employees, inability of a Fund to implement its investment strategy, inability of a Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.